Issuer Free Writing Prospectus dated February 26, 2010
Filed Pursuant to Rule 433
Registration No. 333-162064
(Relating to Preliminary Prospectus Supplement dated February 25, 2010)
We have filed a registration statement (including a base prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a Preliminary Prospectus and accompanying prospectus may be obtained from Needham & Company, LLC, 445 Park Avenue, New York, NY 10022, at (212)-371-8300. References herein to “we,” “us,” “our” and “PMFG” refer to PMFG, Inc. and its subsidiaries.
The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	PMFG, Inc. (NASDAQ: PMFG)

Common stock offered by PMFG	1,300,000 shares of common stock. In addition, we have granted the underwriter a 30-day option to purchase up to 195,000 additional shares of common stock to cover any over-allotments. Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriter of their over-allotment option.

Upon completion of this offering, we will have 14,573,723 shares of common stock outstanding based on the actual number of shares outstanding as of February 24, 2010, which was 13,273,723 shares, and does not include, as of that date:

• 2,642,500 shares of our common stock issuable upon conversion of our Series A Convertible Preferred Stock;

• 1,321,250 shares of our common stock issuable upon exercise of our outstanding warrants;

• 179,300 shares of our common stock that may be issued pursuant to employee stock options outstanding as of the date of this prospectus supplement with a weighted average exercise price of $3.80 per share; and

• 1,573,157 shares of our common stock reserved for future issuance under our equity incentive plan.

Public offering price	$11.50 per share.

Net proceeds to PMFG	$13.8 million, after deducting underwriting discounts and commissions and other estimated offering expenses.

Use of Proceeds	We intend to use 50% of the net proceeds to repay a portion of our outstanding borrowings under our senior term loan. The balance of the net proceeds will be used for working capital and other general corporate purposes.

Pricing date	February 26, 2010.

Closing date	March 3, 2010.

Sole book-running manager	Needham & Company, LLC